EXHIBIT 4.1

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS NOTE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS.  THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (i) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A FORM GENERALLY ACCEPTABLE TO THE COMPANY’S LEGAL COUNSEL, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (ii) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT.

CONVERTIBLE PROMISSORY NOTE

FOR VALUE RECEIVED, RiceBran Technologies, a California corporation (hereinafter called “Borrower” or the “Company”), hereby promises to pay to __________ (the “Holder”) without demand, the aggregate principal amount of _______________ (______) (the “Principal Amount”), together with all interest accrued thereon, payable on July 31, 2016 (the “Maturity Date”).

This Convertible Note (“Note”) is one of a series of notes (the “Notes”) issued pursuant to the terms of a Note and Warrant Purchase Agreement (the “Purchase Agreement”), by and between the Borrower, the initial Holder and certain other investors signatory thereto (including the initial Holder), dated as of March 20, 2014 (the “Issue Date”).  Unless otherwise separately defined herein, all capitalized terms used in Note shall have the same meaning as is set forth in the Purchase Agreement. The following terms shall apply to Note.

ARTICLE I
GENERAL PROVISIONS

1.1           Payment.   The Principal Amount of Note, or such portion thereof, that has not previously been converted into common stock, no par value, of the Company (the “Common Stock”) in accordance with Article II hereof, if any, shall be payable in full on the Maturity Date.  The Company shall have the right to prepay all or part of this Note at any time without penalty.

1.2           Unsecured Note.   The Holder expressly acknowledges that the indebtedness represented by Note is an unsecured obligation of the Company.

1.3           Interest.  The outstanding principal amount of the Note shall bear interest at five percent (5%) per annum from the date the Note was issued until the Note is paid in full, whether upon conversion, at maturity, upon acceleration, by prepayment or otherwise.  Notwithstanding the above, the interest rate shall automatically increase to fifteen percent (15%) on September 1, 2014 if the Note is still outstanding.  All computations of interest shall be made on the basis of a year of 365 days, and the actual number of days elapsed. Interest shall accrue on the Note on the day on which such Note is made, and shall not accrue on the Note on the day on which it is paid or converted.

ARTICLE II
CONVERSION RIGHTS

2.1           Conversion into the Borrower’s Common Stock and Warrants.  This Note shall automatically convert the Principal Amount of this Note and all accrued and unpaid interest into shares of the Borrower’s Common Stock upon the Company obtaining shareholder approval (i) to increase the Company’s number of authorized shares of common stock to enable the issuance of the Underlying Securities, and (ii) for the issuance of the Underlying Securities, if required by the NASDAQ listing rules (“Shareholder Approval”).  Notwithstanding anything herein to the contrary, the Company shall not issue to any Holder any Underlying Securities to the extent (i) the Underlying Securities are determined to be issued at a price less than the greater of book or market value of the Company as determined in accordance with NASDAQ listing rules, and (ii) after giving effect to such issuances after conversion of the Note and exercise of the Warrant would be in excess of 19.9% of the number of shares of Common Stock outstanding as of the Closing Date unless and until the Company obtains shareholder approval permitting such issuances in accordance with applicable NASDAQ rules.  If Shareholder Approval is not obtained by the Company, the Note will not be convertible and the Company shall pay the aggregate Principal Amount outstanding plus any accrued and unpaid interest to the Holders by the Maturity Date.

(a)           Conversion Price.  The conversion price will be equal to $5.25, subject to adjustment herein (the “Conversion Price”).

(b)           Conversion.   The number of Conversion Shares issuable upon a conversion hereunder shall be determined by the quotient obtained by dividing (x) the outstanding Principal Amount of this Note to be converted plus all accrued and unpaid interest by (y) the Conversion Price.

(c)           Mechanics of Conversion.   Upon Shareholder Approval, certificates evidencing that number of shares of Common Stock for the portion of the Note converted in accordance herewith shall be transmitted by the Company’s transfer agent to the Holder by (x) crediting the account of the Holder’s prime broker with The Depository Trust Company through its Deposit / Withdrawal at Custodian system if the Company is then a participant in such system and either (A) there is an effective registration statement permitting the issuance of the Conversion Shares to, or resale of the Conversion Shares by, the Holder or (B) the shares are eligible for resale by the Holder without volume or manner-of-sale limitations pursuant to Rule 144, (y) otherwise by physical delivery to the address specified by the Holder by the date that is three (3) Trading Days following Shareholder Approval (such third day being the “Share Delivery Date”).

(d)           Obligation to Deliver Conversion Shares and Warrant Absolute; Certain Remedies.

(i)           Obligation Absolute.  The Company’s obligations to issue and deliver the Conversion Shares upon conversion of this Note in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the issuance of such Conversion Shares; provided, however, that such delivery shall not operate as a waiver by the Company of any such action the Company may have against the Holder.

(ii)          Compensation for Buy-In on Failure to Timely Deliver Certificates Upon Conversion.  In addition to any other rights available to the Holder, if the Company fails for any reason to deliver to the Holder such certificate or certificates by the Share Delivery Date pursuant to Section 2.1(c), and if after such Share Delivery Date the Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder’s brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Conversion Shares which the Holder was entitled to receive upon the conversion relating to such Share Delivery Date (a “Buy-In”), then the Company shall (A) pay in cash to the Holder (in addition to any other remedies available to or elected by the Holder) the amount, if any, by which (x) the Holder’s total purchase price (including any brokerage commissions) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that the Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) deliver to the Holder the number of shares of Common Stock that would have been issued if the Company had timely complied with its delivery requirements under Section 2.1(c) (the “Buy-In Liquidated Damages”).  For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of this Note with respect to which the actual sale price of the Conversion Shares (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Company shall be required to pay the Holder $1,000.  The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss.

(e)           Adjustment.  The number and kind of shares or other securities to be issued upon conversion determined pursuant to Section 2.1(b), shall be subject to adjustment, from time to time, upon the happening of certain events while this conversion right remains outstanding, as follows:

(i)          Fundamental Transaction. If, at any time while this Note is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, upon any subsequent conversion of this Note, the Holder shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction (without regard to any limitation in Section 2.2 on the conversion of this Note), the number of shares of Common Stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of shares of Common Stock for which this Note is convertible immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2.2 on the conversion of this Note).  For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one (1) share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration.  If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Note following such Fundamental Transaction.  The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Note and the other Transaction Documents in accordance with the provisions of this Section 2(e)(i) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Note a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Note which is convertible for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the shares of Common Stock acquirable and receivable upon conversion of this Note (without regard to any limitations on the conversion of this Note) prior to such Fundamental Transaction, and with a conversion price which applies the conversion price hereunder to such shares of capital stock (but taking into account the relative value of the shares of Common Stock pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such conversion price being for the purpose of protecting the economic value of this Note immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Note and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein.  The foregoing provisions shall similarly apply to successive Fundamental Transactions of a similar nature by any such successor entity.

(ii)          Stock Dividends and Stock Splits.  If the Company, at any time while this Note is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock or any Common Stock Equivalents (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company upon conversion of, or payment of interest on, the Notes), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares or (iv) issues, in the event of a reclassification of shares of the Common Stock, any shares of capital stock of the Company, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Company) outstanding immediately before such event, and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event.  Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

(f)           Notice of Adjustment.  Upon the occurrence of an event specified in Section 2.1(e), the Borrower shall promptly mail to the Holder a notice setting forth the adjustment and setting forth a statement of the facts requiring such adjustment, provided that any additional notice requirements set forth in Section 2.1(e)(i) shall also be applicable.

(g)           Reservation of Shares.  At such time when necessary, Borrower:

(i)           upon Shareholder Approval, will reserve from its authorized and unissued Common Stock a sufficient amount of Common Stock to permit the full conversion of Note;

(ii)          represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable, free from all taxes, liens, charges and preemptive rights with respect to the issuance thereof; and

(iii)         agrees that its issuance of Note shall constitute full authority to its officers, agents, and transfer agents who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock Warrant upon the conversion of Note.

2.2           Limitations on Conversion.  Notwithstanding anything to the contrary contained in this Note, this Note shall not be convertible by the Holder hereof, and the Company shall not effect any conversion of this Note or otherwise issue any shares of Common Stock pursuant hereto, to the extent (but only to the extent) that the Holder or any of its affiliates would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the outstanding Common Stock. No prior inability to convert this Note, or to issue shares of Common Stock, pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of convertibility. For purposes of this paragraph, beneficial ownership and all determinations and calculations (including, without limitation, with respect to calculations of percentage ownership) shall be determined in accordance with Section 13(d) of the Securities Act of 1934, as amended, and the rules and regulations promulgated thereunder. The provisions of this paragraph shall be implemented in a manner otherwise than in strict conformity with the terms of this paragraph to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Maximum Percentage beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such Maximum Percentage limitation. The limitations contained in this paragraph shall apply to a successor Holder of this Note. The holders of Common Stock shall be third party beneficiaries of this paragraph and the Company may not waive this paragraph without the consent of holders of a majority of its Common Stock. Upon the written or oral request of the Holder, the Company shall within two (2) trading days confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding. Notwithstanding the provisions of this Section 2.2, the Holder may waive these conversion limitations, in whole or in part, upon and effective after 61 days prior written notice to the Company to increase such percentage to up to 9.99%.

ARTICLE III
EVENT OF DEFAULT

The occurrence of any of the following events of default (“Event of Default”) shall, at the option of the Holder hereof, make the outstanding Principal Amount and accrued and unpaid interest plus all other amounts payable under this Note immediately due and payable in cash:

3.1           Failure to Pay.  The Borrower fails to pay the Principal Amount or other sum due under Note when due.

3.2           Breach of Covenant.  The Borrower breaches any material covenant of the Purchase Agreement or Note in any material respect and such breach, if subject to cure, continues for a period of ten (10) Trading Days after written notice to the Borrower from the Holder.

3.3           Breach of Representations and Warranties.  Any material representation or warranty of the Borrower made in the Purchase Agreement, Note or in any certificate delivered pursuant to the Purchase Agreement which is false or misleading in any material respect as of the date made or the Closing Date.

3.4           Receiver or Trustee.  The Borrower shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business; or such a receiver or trustee shall otherwise be appointed.

3.5           Bankruptcy.  Bankruptcy, reorganization, insolvency proceeding, liquidation proceedings or other proceedings or relief under any bankruptcy law or any law, or the issuance of any notice in relation to such event, for the relief of debtors shall be instituted by or against the Borrower and if instituted against them are not dismissed within thirty-five (30) Trading Days of initiation.

3.6          Failure to Deliver Common Stock or Replacement Note.  Borrower’s failure to deliver Common Stock to the Holder pursuant to and in the form required by Note within ten (10) Trading Days after the applicable Conversion Date.

3.7           Delisting.   An event resulting in the Common Stock no longer being quoted on The NASDAQ Capital Market.

3.8          Non-Payment.  A default by the Borrower under any one or more obligations requiring payment in an aggregate monetary amount in excess of $100,000 for more than thirty (30) days after the due date.

3.9           Judgments.  Any money judgment, writ or similar final process shall be entered or made in a non-appealable adjudication against Borrower or any of its property or other assets for more than $100,000 in excess of the Borrower’s insurance coverage, unless stayed vacated or satisfied within thirty (30) days.

ARTICLE IV
UNSECURED NOTE

4.1           Unsecured Note.  Note is an unsecured obligation of the Borrower.

ARTICLE VII
MISCELLANEOUS

5.1          Failure or Indulgence Not Waiver.  No failure or delay on the part of Holder hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.  All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

5.2           Notices.  All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be in writing and either faxed, mailed or delivered to each party at the respective addresses of the parties as set forth in the Purchase Agreement or at such other address or facsimile number as a party shall furnished to the other party in writing.  All such notices and communications shall be effective (a) when sent by Federal Express or other overnight service of recognized standing on the Trading Day following the deposit with such service; (b) when mailed, by registered or certified mail, first class postage prepaid and addressed as aforesaid through the United States Postal Service, upon receipt; (c) when delivered by hand, upon delivery; and/or (d) when faxed, upon confirmation of receipt.

5.3           Amendment Provision.  No provision of this Note may be modified or amended without the prior written consent of holders of a majority of the principal amount of the Notes then outstanding and any amendment to any provision of any of the Notes made in conformity with the provisions of this Section 5.3 (and such corresponding provision set forth in such other Notes) shall be binding on all holders of Notes.  The term “Note” and all reference thereto, as used throughout this instrument, shall mean this instrument as originally executed, or if later amended or supplemented, then as so amended or supplemented.

5.4           Assignability.  Note shall be binding upon the Borrower and its successors and assigns, and shall inure to the benefit of the Holder and its successors and assigns.  The Borrower may not assign its obligations under this Note.

5.5           Governing Law.  Note shall be governed by and construed in accordance with the laws of the State of New York, including, but not limited to, New York statutes of limitations.  Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the civil or state courts of New York or in the federal courts located in the State and county of New York.  Both parties and the individual signing this Agreement on behalf of the Borrower agree to submit to the jurisdiction of such courts.  The prevailing party shall be entitled to recover from the other party its reasonable attorney’s fees and costs.  In the event that any provision of Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform to such statute or rule of law.  Any such provision, which may prove invalid or unenforceable under any law, shall not affect the validity or unenforceability of any other provision of Note.  Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Borrower in any other jurisdiction to collect on the Borrower’s obligations to Holder, or to enforce a judgment or other decision in favor of the Holder.

5.6           Construction.  Each party acknowledges that its legal counsel participated in the preparation of Note and, therefore, stipulates that the rule of construction that ambiguities are to be resolved against the drafting party shall not be applied in the interpretation of Note to favor any party against the other.

5.7          Shareholder Status.  The Holder shall not have rights as a shareholder of the Borrower with respect to unconverted portions of Note.  However, following Shareholder Approval, the Holder will have the rights of a shareholder of the Borrower with respect to the Shares of Common Stock to be received upon conversion.

5.8          Non-Business Days.  Whenever any payment or any action to be made shall be due on a Saturday, Sunday or a public holiday under the laws of the State of New York, such payment may be due or action shall be required on the next succeeding Trading Day and, for such payment, such next succeeding day shall be included in the calculation of the amount of accrued interest payable on such date.

5.9               Cost of Collection.  If default is made in the payment of this Note, Borrower shall pay the Holder reasonable costs of collection, including attorney’s fees.

[SIGNATURES ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, Borrower has caused Note to be signed in its name by an authorized officer as of the 20th day of March, 2014.

RICEBRAN TECHNOLOGIES

By:	/s/ W. John Short
Name: W. John Short
Title: Chief Executive Officer